Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON CHANGE OF PRESIDENT

The Board hereby announces that due to the reason of age, Mr. Lin Dairen tendered his resignation as an Executive Director and the President of the Company and a member of the Strategy and Assets and Liabilities Management Committee on 19 December 2018, which took effect on the same day.

At the ninth meeting of the sixth session of the Board held on 20 December 2018, Mr. Su Hengxuan was appointed as the President of the Company and was re-designated as an Executive Director of the Company. The qualification of Mr. Su Hengxuan as the President of the Company is still subject to the approval of the CBIRC.

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that due to the reason of age, Mr. Lin Dairen tendered his resignation as an Executive Director and the President of the Company and a member of the Strategy and Assets and Liabilities Management Committee on 19 December 2018, which took effect on the same day. Mr. Lin Dairen has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Lin Dairen for his contribution to the Company during his tenure of service.

At the ninth meeting of the sixth session of the Board held on 20 December 2018, Mr. Su Hengxuan was appointed as the President of the Company and was re-designated as an Executive Director of the Company. The qualification of Mr. Su Hengxuan as the President of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Su Hengxuan are set out below:

Mr. Su Hengxuan, born in February 1963, served as a Non-executive Director of the Company from 11 July 2018 to 19 December 2018. He is currently the Vice President of China Life Insurance (Group) Company. He was a Director of China Life Property and Casualty Insurance Company Limited, a Director of China Life Asset Management Company Limited, the President and an Executive Director of China Life Pension Company Limited, and a Director of Insurance Professional College. Mr. Su Hengxuan served various positions in the Company from 2000 to 2015, including the Deputy General Manager of the Henan Branch, the General Manager of the Individual Insurance Department of the Company, the General Manager of the Individual Insurance Sales Department of the Company, an Assistant to the President and the Vice President of the Company. He served as an Executive Director of the Company from July 2014 to May 2015.Mr. Su Hengxuan graduated from Wuhan University in 1998, majoring in insurance with a bachelor’s degree, and from the University of Science and Technology of China in 2011, majoring in management science and engineering with a doctoral degree. Mr. Su Hengxuan, a senior economist, has over 35 years of experience in the operation and management of life insurance business. He is a member of the Political Consultative Conference of Xicheng District, Beijing, a member of the Chinese Expert Committee of the Financial Planning Standards Board, and the Executive Director of the Council of the China Center for Insurance and Social Security Research (CCISSR) of Peking University.

Commission File Number 001-31914

Mr. Su Hengxuan will enter into a service contract with the Company. His term of office as an Executive Director of the Company shall be effective from 20 December 2018 and end on the expiry of the term of the sixth session of the Board. He is eligible for re-election upon expiry of his term. Mr. Su Hengxuan will not receive director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Su Hengxuan has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Su Hengxuan does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the appointment of Mr. Su Hengxuan that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 20 December 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie